UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Martin Midstream Partners L.P.

(Name of the Issuer)

MARTIN MIDSTREAM PARTNERS L.P.

MARTIN RESOURCE MANAGEMENT CORPORATION

MMGP HOLDINGS LLC

MARTIN MIDSTREAM GP LLC

MRMC MERGER SUB LLC

MARTIN RESOURCE LLC

CROSS OIL REFINING & MARKETING, INC.

MARTIN PRODUCT SALES LLC

SENTERFITT HOLDINGS INC.

RUBEN S. MARTIN, III

ROBERT D. BONDURANT

(Name of Persons Filing Statement)

COMMON UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

573331105

(CUSIP Number of Class of Securities)

Robert D. Bondurant Martin Midstream Partners L.P. 4200 B Stone Road Kilgore, TX 75662 Telephone: (903) 938-6200	Sharon L. Taylor Martin Resource Management Corporation MRMC Merger Sub LLC 4200 B Stone Road Kilgore, TX 75662 Telephone: (903) 938-6200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

M. Preston Bernhisel

Baker Botts L.L.P.

2001 Ross Street, Suite 900

Dallas, Texas 75201

Telephone: (214) 953-6500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Martin Midstream Partners L.P., a Delaware limited partnership (the “Partnership”), (ii) Martin Resource Management Corporation, a Texas corporation (“Parent”), (iii) MMGP Holdings LLC, a Delaware limited liability company (“Holdings”), (iv) Martin Midstream GP LLC, a Delaware limited liability company (the “General Partner”), (v) MRMC Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), (vi) Martin Resource LLC, a Delaware limited liability company (“Resource”), (vii) Cross Oil Refining & Marketing, Inc., a Delaware corporation (“Cross”), (viii) Martin Product Sales LLC, a Texas limited liability company (“Martin Product”), (ix) Senterfitt Holdings Inc., a Texas corporation (“Senterfitt”), (x) Ruben S. Martin, III and (xi) Robert D. Bondurant. Collectively, the persons filing this Final Amendment are referred to as the “filing persons” and the filing persons other than the Partnership are referred to as the “Buyer Filing Parties.”

This Final Amendment relates to the Agreement and Plan of Merger, dated as of October 3, 2024, by and among Parent, Merger Sub, a wholly owned subsidiary of Parent, the General Partner, which is the general partner of the Partnership, and the Partnership (the “Merger Agreement”).

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented by adding the following language:

(c) Other Material Information.

On December 26, 2024, Parent and the Partnership (with the approval of the Conflicts Committee of the Board of Directors of the General Partner) entered into a termination agreement, pursuant to which the Merger Agreement was terminated. As a result, the Merger Agreement will be of no further force and effect, and the Support Agreements (as defined in the Merger Agreement) terminated in accordance with their terms.

By filing this Final Amendment, the filing persons hereby withdraw the previously filed Schedule 13E-3 that was filed with the SEC on October 25, 2024, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on November 21, 2024, and Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on November 27, 2024.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016

Item 16 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(d)(6)	Termination Agreement between Martin Resource Management Corporation and Martin Midstream Partners L.P., dated December 26, 2024

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 26, 2024	MARTIN MIDSTREAM PARTNERS L.P.

By: MARTIN MIDSTREAM GP, LLC
its general partner

	By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	President and Chief Executive Officer

Dated as of December 26, 2024	MARTIN RESOURCE MANAGEMENT CORPORATION

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of December 26, 2024	MMGP HOLDINGS LLC

	By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Chief Executive Officer

Dated as of December 26, 2024	MARTIN MIDSTREAM GP, LLC

	By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Chief Executive Officer

Dated as of December 26, 2024	MRMC MERGER SUB LLC

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of December 26, 2024	MARTIN RESOURCE LLC

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of December 26, 2024	CROSS OIL REFINING & MARKETING, INC.

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of December 26, 2024	MARTIN PRODUCT SALES LLC

	By:	/s/ Sharon L. Taylor
	Name:	Sharon L. Taylor
	Title:	Executive Vice President and Chief Financial Officer

Dated as of December 26, 2024	SENTERFITT HOLDINGS INC.

/s/ Ruben S. Martin, III
	Name:	Ruben S. Martin, III
	Title:	President

Dated as of December 26, 2024	RUBEN S. MARTIN, III

/s/ Ruben S. Martin, III
Ruben S. Martin, III

Dated as of December 26, 2024	ROBERT D. BONDURANT

/s/ Robert D. Bondurant
Robert D. Bondurant